Filed by Six Flags Entertainment Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Six Flags Entertainment Corporation

Registration File No: 333-276255

Date: March 4, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of report (Date of earliest event reported): March 4, 2024

Six Flags Entertainment Corporation

(Exact name of registrant as specified in its charter)

Delaware

(State or other jurisdiction of incorporation)

1-13703	13-3995059
(Commission File Number)	(IRS Employer Identification No.)

1000 Ballpark Way Suite 400 Arlington, Texas	76011
(Address of principal executive offices)	(Zip Code)

(972) 595-5000

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.025 par value per share	SIX	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Item 8.01	Other Events.

Supplemental Disclosures

As previously announced, on November 2, 2023, Six Flags Entertainment Corporation, a Delaware corporation (“Six Flags”) entered into an Agreement and Plan of Merger (the “Merger Agreement” and the transactions contemplated thereby, the “Mergers”) with Cedar Fair, L.P., a Delaware limited partnership (“Cedar Fair”), CopperSteel HoldCo, Inc., a Delaware corporation and subsidiary of Cedar Fair and Six Flags (“HoldCo”), and CopperSteel Merger Sub, LLC, a Delaware limited liability company and wholly owned subsidiary of HoldCo. In connection with the Mergers, Six Flags and Cedar Fair caused HoldCo to file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which included a preliminary proxy statement of Six Flags and a preliminary prospectus of HoldCo. The Registration Statement was declared effective by the SEC on January 31, 2024, after which HoldCo filed a final prospectus pursuant to Rule 424 (as such may be supplemented from time to time, the “Final Prospectus”) and Six Flags filed a definitive proxy statement on Schedule DEFM14A (as such may be supplemented from time to time, the “Definitive Proxy Statement”). The Definitive Proxy Statement relates to the special meeting of Six Flags’ stockholders to vote to adopt the Merger Agreement scheduled to be held on March 12, 2024 (the “Six Flags Special Meeting”).

Explanatory Note

On February 16, 2024, a purported stockholder of Six Flags filed a complaint captioned Garfield vs. Baldanza, et al., No. 342-350320-24, against Six Flags, its board of directors, Cedar Fair, and CopperSteel (collectively, the “Defendants”) in the District Court of Tarrant County, Texas (the “Garfield Complaint”).

The Garfield Complaint alleged, among other things, that the Six Flags board of directors (the “Six Flags Board”) made materially false and misleading statements in connection with the proposed combination of Six Flags and Cedar Fair, and breached their fiduciary duties to stockholders in approving the merger and in disseminating the challenged disclosures. The Garfield Complaint sought, among other things, injunctive relief preventing the Defendants from consummating the Mergers unless and until additional disclosures were made, and an award of costs and disbursements, including reasonable attorneys’ and experts’ fees and expenses.

Additionally, Six Flags has received 15 demand letters and/or draft complaints arising out of the Mergers (the “Disclosure Demands”). Additional lawsuits and demand letters arising out of the Mergers may also be filed or received in the future. If additional similar lawsuits and demand letters are filed or received, absent new or significantly different allegations, Six Flags will not necessarily disclose such additional lawsuits or demand letters.

While Six Flags believes that the disclosures set forth in the Final Prospectus/Definitive Proxy Statement comply fully with all applicable laws, in order to moot the various disclosure claims in the Garfield Complaint and the Disclosure Demands, and avoid nuisance and possible expense and business delays, Six Flags has determined voluntarily to supplement certain disclosures in the Final Prospectus/Definitive Proxy Statement related to plaintiffs’ claims with the supplemental disclosures set forth below (the “Supplemental Disclosures”). Nothing in the Supplemental Disclosures shall be deemed an admission of the legal merit, necessity or materiality under applicable laws of any of the disclosures set forth herein.

All page references used herein refer to pages in the Final Prospectus/Definitive Proxy Statement before any additions or deletions resulting from the Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Final Prospectus/Definitive Proxy Statement. Underlined and bolded text shows text being added to a referenced disclosure in the Final Prospectus/Definitive Proxy Statement and stricken-through text shows text being deleted from a referenced disclosure in the Final Prospectus/Definitive Proxy Statement. This Current Report on Form 8-K is incorporated into, and amends and/or supplements, the Final Prospectus/Definitive Proxy Statement as provided herein. Except as specifically noted herein, the information set forth in the Final Prospectus/Definitive Proxy Statement remains unchanged.

Supplemental Disclosures to Final Prospectus/Definitive Proxy Statement

1.	The section of the Final Prospectus/Definitive Proxy Statement entitled “The Mergers – Opinion of Six Flags’ Financial Advisor” is hereby supplemented as follows:

A.

By amending and restating the first full paragraph on page 83 of the Final Prospectus/Definitive Proxy Statement under the heading “Illustrative Discounted Cash Flow Analysis – Six Flags Stand-Alone” (such paragraph beginning with “Using the Forecasts, Goldman Sachs performed...”) as follows:

Using the Forecasts, Goldman Sachs performed an illustrative discounted cash flow analysis on Six Flags to derive a range of illustrative present values per share of Six Flags Common Stock. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.5% to 10.5%, reflecting estimates of Six Flags’ weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 (i) estimates of unlevered free cash flow (after giving effect to tax-affected net stock-based compensation expenses) for Six Flags for the fourth quarter of fiscal year 2023 and the fiscal years 2024 through 2028 as reflected in the Forecasts, and (ii) a range of illustrative terminal values for Six Flags, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the unlevered free cash flow (after giving effect to tax-affected net stock-based compensation expenses) to be generated by Six Flags of $449 million, as reflected in the Forecasts (which analysis implied terminal year EBITDA exit multiples ranging from 7.0x to 9.2x). The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the Capital Asset Pricing Model (“CAPM”), which requires certain company-specific inputs, including Six Flags’ target capital structure weightings, the cost of long-term debt, if any, future applicable marginal cash tax rate and a beta for Six Flags, as well as certain financial metrics for the United States financial markets generally. In addition, assuming discount rates ranging from 9.5% to 10.5%, reflecting estimates of Six Flags’ weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 the estimated benefits of Six Flags’ net operating losses of $30 million for the fourth quarter of fiscal year 2023, $152 million for the fiscal year 2024 and $0 for the fiscal years ~~2024~~2025 through 2028, as reflected in the Forecasts.

B.

By amending and restating the second full paragraph on page 83 of the Final Prospectus/Definitive Proxy Statement under the heading “Illustrative Discounted Cash Flow Analysis – Six Flags Stand-Alone” (such paragraph beginning with “Goldman Sachs derived ranges of illustrative enterprise...”) as follows:

Goldman Sachs derived ranges of illustrative enterprise values for Six Flags by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for Six Flags the amount of Six Flags’ net debt of $2,223 million as of September 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of illustrative equity values for Six Flags. Goldman Sachs then divided the range of illustrative equity values it derived by the ~~number of~~84.6 million fully diluted outstanding shares of Six Flags Common Stock as of October 20, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, using the treasury stock method, to derive a range of illustrative present values per share ranging from $23.00 to $38.16.

C.

By amending and restating the last paragraph beginning on page 83 and continuing onto page 84 of the Final Prospectus/Definitive Proxy Statement under the heading “Illustrative Discounted Cash Flow Analysis – Pro Forma Combined Company” (such paragraph beginning with “Using the Forecasts and the Estimate, including...”) as follows:

Using the Forecasts and the Estimate, including the Synergies and assuming the payment of the Special Dividend, Goldman Sachs performed an illustrative discounted cash flow analysis on the pro forma combined company to derive a range of illustrative present values per share of common stock of the pro forma combined company. Using the mid-year convention for discounting cash flows and discount rates ranging from 9.0% to 10.0%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 (i) estimates of unlevered free cash flow (after giving effect to tax-affected stock-based compensation expenses) for the pro forma combined company for the fourth quarter of fiscal year 2023 and the fiscal years 2024 through 2028 as reflected in the Forecasts, and (ii) a range of illustrative terminal values for the pro forma combined company, which were calculated by applying perpetuity growth rates ranging from 2.0% to 3.0%, to a terminal year estimate of the unlevered free cash flow (after giving effect to tax-affected stock-based compensation expenses) to be generated by the pro forma combined company of $939 million, as reflected in the Forecasts (which analysis implied terminal year EBITDA exit multiples ranging from 7.5x to 10.0x). The range of perpetuity growth rates was estimated by Goldman Sachs utilizing its professional judgment and experience, taking into account the Forecasts and market expectations regarding long-term real growth of gross domestic product and inflation. Goldman Sachs derived such discount rates by application of the CAPM, which requires certain company-specific inputs, including the pro forma combined company’s target capital structure weightings, the cost of long-term debt, if any, future applicable marginal cash tax rate and a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. In addition, assuming discount rates ranging from 9.0% to 10.0%, reflecting estimates of the pro forma combined company’s weighted average cost of capital, Goldman Sachs discounted to present value as of September 30, 2023 the estimated benefits of the pro forma combined company’s net operating losses of $61 million for the fourth quarter of fiscal year 2023, $121 million for the fiscal year 2024 and $0 for the fiscal years ~~2024~~2025 through 2028, as reflected in the Forecasts.

D.

By amending and restating the first full paragraph on page 84 of the Final Prospectus/Definitive Proxy Statement under the heading “Illustrative Discounted Cash Flow Analysis – Pro Forma Combined Company” (such paragraph beginning with “Using the Forecasts and the Estimate, including...”) as follows:

Goldman Sachs derived ranges of illustrative enterprise values for the pro forma combined company by adding the ranges of present values it derived above. Goldman Sachs then subtracted from the range of illustrative enterprise values it derived for the pro forma combined company by the amount of the pro forma net debt of the combined company of $4,723 million as of September 30, 2023, reflecting the payment of the Special Dividend and any distributions paid to the Cedar Fair Unitholders before completion of the Mergers, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of illustrative equity values for the pro forma combined company. Goldman Sachs then divided the range of illustrative pro forma equity values it derived by the pro forma ~~number of~~101.8 million fully diluted outstanding shares of the combined company that would be outstanding, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, using the treasury stock method, and then added to such value the estimated amount of the Special Dividend per share, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of illustrative present values per share of Six Flags Common Stock ranging from $30.67 to $48.56.

E.

By amending and restating the third full paragraph on page 84 of the Final Prospectus/Definitive Proxy Statement under the heading “Illustrative Present Value of Future Share Price Analysis – Six Flags Stand-Alone” (such paragraph beginning with “Goldman Sachs then subtracted the amount of Six Flags’...”) as follows:

Goldman Sachs then subtracted the amount of Six Flags’ net debt of $2,259 million, $2,092 million and $1,963 million as of December 31 for each of the fiscal years 2023, 2024 and 2025, each as provided by and approved for Goldman Sachs’ use by the management of Six Flags, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for Six Flags for each of the fiscal years 2023, 2024 and 2025. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of Six Flags Common Stock of 84.6 million, 84.6 million and 84.6 million as of December 31 for each of fiscal years 2023, 2024 and 2025, calculated using information provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of implied future values per share of Six Flags Common Stock. Goldman Sachs then discounted these implied future equity values per share of Six Flags Common Stock to September 30, 2023, using an illustrative discount rate of 12.1%, reflecting an estimate of Six Flags’ cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for Six Flags, as well as certain financial metrics for the United States financial markets generally. This analysis resulted in a range of implied present values of $25.50 to $45.52 per share of Six Flags Common Stock.

F.

By amending and restating the first full paragraph on page 85 of the Final Prospectus/Definitive Proxy Statement under the heading “Illustrative Present Value of Future Share Price Analysis – Pro Forma Combined Company” (such paragraph beginning with “Goldman Sachs then subtracted the amount of the pro forma...”) as follows:

Goldman Sachs then subtracted the amount of the pro forma combined company’s net debt of $4,783 million, $4,398 million and $4,078 million as of December 31 for each of the fiscal years 2023, 2024 and 2025, reflecting the payment of the Special Dividend and of any distributions paid to Cedar Fair Unitholders before Closing, each as provided by and approved for Goldman Sachs’ use by the management of Six Flags, from the respective implied enterprise values in order to derive a range of illustrative equity values as of December 31 for the pro forma combined company for each of the fiscal years 2023, 2024 and 2025. Goldman Sachs then divided these implied equity values by the projected year-end number of fully diluted outstanding shares of common stock of the combined company on a pro forma basis of 101.8 million, 101.8 million and 101.8 million for each of the fiscal years 2023, 2024 and 2025, calculated using information provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of implied future values per share of common stock of the combined company on a pro forma basis. Goldman Sachs then discounted these implied future equity values per share of common stock of the combined company on a pro forma basis to September 30, 2023, using an illustrative discount rate of 11.4%, reflecting an estimate of the pro forma combined company’s cost of equity. Goldman Sachs derived such discount rate by application of the CAPM, which requires certain company-specific inputs, including a beta for the pro forma combined company, as well as certain financial metrics for the United States financial markets generally. Goldman Sachs then added the estimated amount of the Special Dividend per share, as provided by and approved for Goldman Sachs’ use by the management of Six Flags. This analysis resulted in a range of implied present values of $27.11 to $50.26 per share of Six Flags Common Stock.

G.	By replacing the table on page 85 of the Final Prospectus/Definitive Proxy Statement under the heading “Selected Transactions Analysis” in its entirety with the following table:

Announcement Date	Selected Transactions		Multiple	Implied EV (in millions)
	Acquiror	Target
June 2019	The Blackstone Group L.P., Canada Pension Plan Investment Board and KIRKBI Invest A/S	Merlin Entertainments Limited	12.0x	$7,500
March 2015	Centerbridge Partners, L.P.	Great Wolf Resorts Inc.	10.0x	$1,350
June 2010	CVC Capital Partners Ltd.	Merlin Entertainments Limited	9.9x	$3,310
October 2009	The Blackstone Group L.P.	Busch Entertainment Corporation	8.0x	$2,300
May 2006	Cedar Fair, L.P.	Paramount Parks	11.2x	$1,240

H.

By amending and restating the first full paragraph on page 86 of the Final Prospectus/Definitive Proxy Statement under the heading “Selected Transactions Analysis” (such paragraph beginning with “Based on the results of the foregoing calculations...”) as follows:

Based on the results of the foregoing calculations and Goldman Sachs’ professional judgment and experience, Goldman Sachs applied a reference range of EV/LTM Adjusted EBITDA multiples of 8.0x to 12.0x to Six Flags’ LTM adjusted EBITDA as of September 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a range of implied enterprise values for Six Flags. Goldman Sachs then subtracted the net debt of Six Flags of $2,223 million as of September 30, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, and divided the result by the ~~number of~~84.6 million fully diluted outstanding shares of Six Flags Common Stock as of October 20, 2023, as provided by and approved for Goldman Sachs’ use by the management of Six Flags, to derive a reference range of implied values per share of Six Flags Common Stock of $18.00 to $40.00.

2.	The section of the Final Prospectus/Definitive Proxy Statement entitled “The Mergers – Certain Unaudited Prospective Financial Information” is hereby supplemented as follows:

A.	By amending and restating the section on page 90 of the Final Prospectus/Definitive Proxy Statement under the heading “Six Flags Standalone Projections” in its entirety as follows

The following table presents a summary of the unaudited prospective financial information of Six Flags on a standalone basis prepared by Six Flags management for Six Flags’ fiscal years 2023 through 2028, which information is referred to as the “Six Flags Standalone Projections.”

	2023E	2024E	2025E	2026E	2027E	2028E
	(in millions)
Revenue	$1,430	$1,567	$1,688	$1,803	$1,876	$1,950
Six Flags Adjusted EBITDA(1)(2)(3)	$470	$560	$630	$695	$750	$810
Depreciation and Amortization	$(116)	$(123)	$(129)	$(133)	$(136)	$(140)
Capital Expenditures(4)	$(71)	$(196)	$(273)	$(183)	$(198)	$(193)
Partnership Puts/Calls	$0	$0	$0	$0	$(367)	$(370)
Unlevered Free Cash Flow~~(3)(4)~~(5)(6)(7)	$9	$246	$219	$359	$10	$66

(1)

“Six Flags Adjusted EBITDA” refers to Six Flags’ consolidated income (loss) from continuing operations minus the interests of third parties in the Six Flags Adjusted EBITDA of properties that are less than wholly owned by Six Flags (consisting of Six Flags Over Georgia, Six Flags White Water Atlanta and Six Flags Over Texas) and excluding the following: the cumulative effect of changes in accounting principles, discontinued operations gains or losses, income tax expense or benefit, restructure costs or recoveries, reorganization items (net), other income or expense, gain or loss on early extinguishment of debt, equity in income or loss of investees, interest expense (net), gain or loss on disposal of assets, gain or loss on the sale of investees, amortization, depreciation, stock-based compensation, and other significant non-recurring items. Six Flags Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)	Assumes exercise of partnership park put options in 2027 and 2028, which will eliminate third party interests in Six Flags Over Georgia and Six Flags Over Texas.
(3)	Assumes estimated standalone cost savings of $3 million in 2024, and $4 million annually in each subsequent year.
(4)	As presented above, 2023E capital expenditures represents only the capital expenditures expected to occur in Q4 2023E.
~~(3)~~(5)

“Unlevered Free Cash Flow” means Six Flags Adjusted EBITDA as defined above, minus capital expenditures, plus or minus change in net working capital, minus exercise costs of the partnership parks put / call options, minus tax-effected stock-based compensation expense, minus cash tax expense, which Goldman Sachs calculated assuming a 25% effective tax rate. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

~~(4)~~(6)	As presented above, 2023E unlevered free cash flow represents only the cash flows expected to occur in Q4 2023E.
~~(5)~~(7)	“Unlevered Free Cash Flow” excludes the impact of Federal net operating loss carryforwards (“NOLs”). NOLs for Six Flags approved for Goldman Sachs’ use by Six Flags equate to $182 million.

B.	By amending and restating the section beginning on page 90 of the Final Prospectus/Definitive Proxy Statement under the heading “Cedar Fair Standalone Projections” in its entirety as follows:

The following table presents a summary of the unaudited prospective financial information of Cedar Fair on a standalone basis prepared by Cedar Fair management for Cedar Fair’s fiscal years 2023 through 2028, which information is referred to as the “Cedar Fair Standalone Projections.”

	2023E	2024E	2025E	2026E	2027E	2028E
	(in millions)
Revenue	$1,806	$1,851	$1,913	$1,977	$2,042	$2,023
Cedar Fair Adjusted EBITDA(1)(2)	$525	$600	$625	$650	$675	$704
Depreciation and Amortization	$(174)	$(179)	$(178)	$(177)	$(177)	$(170)
Capital Expenditures(3)	$(45)	$(200)	$(240)	$(240)	$(240)	$(245)
Unlevered Free Cash Flow~~(2)(3)~~(4)(5)	$17	$274	$256	$274	$292	$308

(1)

“Cedar Fair Adjusted EBITDA” refers to Cedar Fair’s earnings before interest, taxes, depreciation, amortization, other non-cash items, and adjustments as defined in Cedar Fair’s current and prior credit agreements. Cedar Fair Adjusted EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)	Assumes estimated standalone cost savings of $40 million in 2024, $41 million in 2025, and $42 million annually in each subsequent year.
(3)	As presented above, 2023E capital expenditures represents only the capital expenditures expected to occur in Q4 2023E.
~~(2)~~(4)

“Unlevered Free Cash Flow” means Cedar Fair Adjusted EBITDA as defined above, minus capital expenditures, plus or minus change in net working capital, minus tax-effected unit-based compensation, minus cash tax expense, which Goldman Sachs calculated assuming a 25% effective tax rate. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

~~(3)~~(5)	As presented above, 2023E unlevered free cash flow represents only the cash flows expected to occur in Q4 2023E.

C.	By amending and restating the section on page 91 of the Final Prospectus/Definitive Proxy Statement under the heading “Synergy Projections” in its entirety as follows:

The following table presents certain estimates of revenue and cost synergies expected to be realized by the combined company following the completion of the Mergers jointly prepared by Six Flags management and Cedar Fair management for the combined company’s fiscal years 2024 through 2028, which information is referred to as the “Synergy Projections.”

	2024E	2025E	2026E	2027E	2028E
	(in millions)
Revenue Synergies	$4	$102	$176	$205	$214
EBITDA(1) Impact of Revenue Synergies(2)	$2	$56	$80	$89	$92
EBITDA(1) Impact of Cost Synergies~~(2)~~(3)(4)	$13	$57	$75	$76	$78
Incremental Costs of Implementing Synergies	$(9)	$(27)	$(36)	$(18)	$(7)

(1)

“EBITDA” refers to the combined company’s earnings before interest, taxes, depreciation and amortization. EBITDA is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

(2)

Revenue synergies are expected from enhancements to season pass program, optimization of flash pass and fast lane programs, improvement of food and merchandise offerings and the expansion in the combined company’s IP portfolio.

(3)	Cost synergies are expected from improvements to operating efficiency, reductions in corporate costs, and savings in procurement, advertising and IT/technology.
~~(2)~~(4)

Synergy Projections exclude standalone cost savings reflected in the Six Flags Standalone Projections and the Cedar Fair Standalone Projections, which amount to approximately $45 million in expected annual cost savings in the fiscal years 2024-2028.

D.	By amending and restating the section beginning on page 91 of the Final Prospectus/Definitive Proxy Statement under the heading “Combined Company Projections” in its entirety as follows

The following table presents certain unaudited prospective financial information for fiscal years 2023 through 2028 for the combined company on a pro forma basis, jointly prepared by Six Flags management and Cedar Fair management for the combined company’s fiscal years 2023 through 2028, which information is referred to as the “Combined Company Projections.” The Combined Company Projections do not reflect the costs to achieve the synergies reflected in the projections.

	2023E	2024E	2025E	2026E	2027E	2028E
	(in millions)
Revenue	$3,236	$3,421	$3,703	$3,956	$4,123	$4,187
CopperSteel Adjusted EBITDA(1)	$995	$1,175	$1,368	$1,500	$1,590	$1,684
Depreciation and Amortization	$(290)	$(303)	$(315)	$(325)	$(329)	$(327)
Capital Expenditures(2)	$(116)	$(402)	$(540)	$(458)	$(455)	$(445)
Unlevered Free Cash Flow~~(2)~~(3)(4)(5)	$26	$524	$501	$724	$427	$506

(1)	“CopperSteel Adjusted EBITDA” means Six Flags Adjusted EBITDA (as defined above) plus Cedar Fair Adjusted EBITDA (as defined above), including the impact of the Synergy Projections.
(2)	As presented above, 2023E capital expenditures represents only the capital expenditures expected to occur in Q4 2023E.
~~(2)~~(3)

“Unlevered Free Cash Flow” is defined as the CopperSteel Adjusted EBITDA as defined above, minus tax-effected synergy implementation costs, minus capital expenditures (including incremental capital expenditures in connection with synergy realization), plus or minus change in net working capital, minus exercise costs of the partnership parks put / call options, minus tax-effected stock-based compensation, minus cash tax expense, which Goldman Sachs calculated assuming a 25% effective tax rate. Unlevered Free Cash Flow is a non-GAAP financial measure. Non-GAAP financial measures should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP, and this measure cannot be reconciled to the most directly comparable financial measure calculated and presented in accordance with GAAP for any of the periods presented.

~~(3)~~(4)	As presented above, 2023E unlevered free cash flow represents only the cash flows expected to occur in Q4 2023E.
(5)	“Unlevered Free Cash Flow” excludes the impact of Federal net operating loss carryforwards (“NOLs”). NOLs for the combined company approved for Goldman Sachs’ use by Six Flags equate to $182 million.

Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Cedar Fair or Six Flags expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “anticipate,” “believe,” “create,” “expect,” “future,” “guidance,” “intend,” “plan,” “potential,” “seek,” “synergies,” “target,” “will,” “would,” similar expressions, and variations or negatives of these words identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Cedar Fair and Six Flags, and that could cause actual results to differ materially from those expressed in such forward-

looking statements. Important risk factors that may cause such a difference include, but are not limited to: the expected timing and likelihood of completion of the proposed transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the proposed transaction and Six Flags stockholder approval; anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the combined company’s operations and other conditions to the completion of the proposed transaction, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against Cedar Fair, Six Flags or their respective directors and others following announcement of the Merger Agreement and proposed transaction; the inability to consummate the transaction due to the failure to satisfy other conditions to complete the transaction; risks that the proposed transaction disrupts and/or harms current plans and operations of Cedar Fair or Six Flags, including that management’s time and attention will be diverted on transaction-related issues; the amount of the costs, fees, expenses and charges related to the transaction, including the possibility that the transaction may be more expensive to complete than anticipated; the ability of Cedar Fair and Six Flags to successfully integrate their businesses and to achieve anticipated synergies and value creation; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; legislative, regulatory and economic developments and changes in laws, regulations, and policies affecting Cedar Fair and Six Flags; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Cedar Fair’s and/or Six Flags’ financial performance and operating results; acts of terrorism or outbreak of war, hostilities, civil unrest, and other political or security disturbances; the impacts of pandemics or other public health crises, including the effects of government responses on people and economies; risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction; those risks described in Item 1A of Cedar Fair’s Annual Report on Form 10-K, filed with the SEC on February 16, 2024, and subsequent reports on Forms 10-Q and 8-K; those risks described in Item 1A of Six Flags’ Annual Report on Form 10-K, filed with the SEC on February 29, 2024, and subsequent reports on Forms 10-Q and 8-K; and those risks described in the Registration Statement on Form S-4 (the “Registration Statement”) filed by HoldCo and accompanying proxy statement/prospectus available from the sources indicated below.

These risks, as well as other risks associated with the proposed transaction, are more fully discussed in the Registration Statement that was filed by HoldCo with and subsequently declared effective by the SEC on January 31, 2024, in connection with the proposed transaction, which contains a prospectus relating to the issuance of HoldCo securities in the proposed transaction and a proxy statement relating to the special meeting of the stockholders of Six Flags. While the list of factors presented here is, and in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. The ability of Cedar Fair or Six Flags to achieve the goals for the proposed transaction may also be affected by our ability to manage the factors identified above. We caution you not to place undue reliance on any of these forward-looking statements as they are not guarantees of future performance or outcomes and actual performance and outcomes may differ materially from those made in or suggested by the forward-looking statements contained in this communication. Neither Cedar Fair nor Six Flags assumes any obligation to publicly provide revisions or updates to any forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

Important Information about the Transaction and Where to Find It

In connection with the Mergers, Cedar Fair and Six Flags have caused HoldCo to file with the SEC the Registration Statement that includes a proxy statement of Six Flags and a prospectus of HoldCo. The Registration Statement has been declared effective by the SEC. Six Flags filed the Definitive Proxy Statement on Schedule DEFM14A with the SEC on January 31 ,2024, and it was first mailed to Six Flags stockholders on or about February 1, 2024. Cedar Fair, Six Flags and HoldCo may also file other documents with the SEC regarding the Mergers. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or any other document that Cedar Fair, Six Flags or HoldCo (as applicable) has filed or may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING AND/OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CEDAR FAIR AND SIX FLAGS ARE URGED TO READ THE REGISTRATION STATEMENT,

THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the proxy statement/prospectus, as each may be amended from time to time, as well as other filings containing important information about Cedar Fair or Six Flags, without charge at the SEC’s Internet website (http://www.sec.gov). Investors and security holders may obtain free copies of the Registration Statement and the proxy statement/prospectus and other documents filed with the SEC by Cedar Fair, Six Flags and HoldCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of Cedar Fair or Six Flags at the following:

Cedar Fair

Investor Contact: Michael Russell, 419.627.2233

Media Contact: Gary Rhodes, 704.249.6119

Alternate Media Contact: Andrew Siegel / Lucas Pers, Joele Frank, 212.355.4449

Six Flags

Evan Bertrand

Vice President, Investor Relations and Treasurer

+1-972-595-5180

investorrelations@sftp.com

The information included on, or accessible through, Cedar Fair’s or Six Flags’ website is not incorporated by reference into this communication.

Participants in the Solicitation

Cedar Fair, Six Flags, HoldCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Six Flags stockholders in respect of the proposed transaction. Information regarding Cedar Fair’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Cedar Fair’s Form 10-K for the year ended December 31, 2023 filed with the SEC on February 16, 2024 and its proxy statement filed with the SEC on April 13, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC (Form 4s filed on February 22, 2023, March 1, 2023, March 22, 2023, and January 4, 2024). Information regarding Six Flags’ directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Six Flags’ Form 10-K for the year ended December 31, 2023 filed with the SEC on February 29, 2024 and its proxy statement filed with the SEC on March 28, 2023, and subsequent statements of changes in beneficial ownership on file with the SEC (Form 4s filed on April 4, 2023, May 11, 2023, May 12, May 16, May 30, 2023, June 2, 2023, June 12, 2023, June 14, 2023, August 15, 2023, September 11, 2023, September 21, 2023, December 22, 2023 and December 26, 2023). Additional information regarding the participants in the proxy solicitations and a description of their direct or indirect interests, by security holdings or otherwise, are contained in the proxy statement/prospectus and other relevant materials filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIX FLAGS ENTERTAINMENT CORPORATION

By:	/s/ Christopher Neumann
Name: Christopher Neumann
Title: General Counsel and Corporate Secretary

Date: March 4, 2024